

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via Email
David K. Schumacher, Esq.
General Counsel
Crest Financial Limited
Crest Investment Company
JP Morgan Chase Tower
600 Travis, Suite 6800
Houston, TX 77002

> **Re: Clearwire Corporation**
> **Preliminary Proxy Statement filed by Crest Financial Limited and Crest**
> **Investment Company**
> **Filed April 11, 2013**
> **File No. 001-34196**

Dear Mr. Schumacher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of this Solicitation, page 1

1.   We note you filed a lawsuit against Sprint-Nextel Corp. Please revise to update the status of this litigation.

2.   We note from page 2 your discussion of the IAE Report and the Furchtgott-Roth Report. Please revise to further discuss these reports and substantiate your disclosure stating "the true value of Clearwire and its spectrum was between two and three times greater than the value reflected in Sprint's offer of $2.97" and "the price Sprint offered for Clearwire significantly understates the true value of Clearwire's wireless spectrum and that the public would be best served if Clearwire remained free to offer its spectrum to multiple wireless carriers."

3.   We note from page 2 you "proposed to provide Clearwire $240 million in financing through a convertible debt facility as an alternative to the financing available under the Note Purchase Agreement." Please disclose Clearwire's response to your proposal.

4.   We note from page 2 that the Supplemental Furchtgott-Roth report disputes conclusions of Sprint's study and a separate equity research report. Please revise to disclose the specific conclusions disputed by the Supplemental Furchtgott-Roth report and the substantiation for the report's conlusions.

Reasons to Vote "Against" the Clearwire Special Meeting Proposals, page 3

5.   We note from page 3 your statement that the "Charter Amendment Proposal and the NASDAQ Authorization Proposal would give Clearwire the ability to pursue equity issuances in other contexts." Please further clarify these other contexts. Also explain how the increase in the authorized number of shares of Class B Common Stock would benefit primarily Sprint. For instance, explain whether only Class B Common Stock can be issued to certain parties or affiliates.

6.   We note from page 3 the statement that "The valuations … indicated an implied equity value of Clearwire significantly higher than $2.97." Please also disclose whether there were valuations that indicated $2.97 was within or above the implied equity value of Clearwire.

7.   We also note from the last bullet on page 3 that discloses valuations for impaired and unimpaired spectrum. Please disclose how you arrived (i) at these valuations, (ii) at the value of $0.11 per MHz pop per the Merger Consideration, and (iii) at the valuation of $9.54 and $15.50 for Clearwire common stock.

8.   We note similar disclosure regarding values of Clearwire's spectrum and the value in the first bullet on page 4. Please disclose how you arrived at these values.

9.   We note your disclosure on page 4 that "According to public disclosures, Clearwire possesses 160 MHz of spectrum, which Clearwire has stated is more than required for a full build-out of Clearwire's networks." Please provide, or refer us to, these public disclosures.

Solicitation of Proxies, page 11

10.   We note you will solicit by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution, and in person. Please be advised that all written materials, including any emails or scripts, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
        Vinson & Elkins LLP
        Kai Haakon E. Liekefett, Esq.